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New York, NY 10022-6069

+1.212.848.4000

By EDGAR

July 22, 2022

John Stickel

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Intercontinental Exchange, Inc.
Registration Statement on Form S-4
Filed June 17, 2022
File No. 333-265709

Ladies and Gentlemen:

This letter responds to the comments contained in the letter from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) dated July 14, 2022 with respect to the Registration Statement on Form S-4 (File No. 333-265709) of Intercontinental Exchange, Inc. (“ICE”) filed with the Commission on June 17, 2022 (the “Form S-4”) and is submitted on behalf of ICE. ICE has filed today Amendment No. 1 to the Form S-4 (“Amendment No. 1”).

For the convenience of the Staff, the comments contained in the Staff’s comment letter appear below in bold. ICE’s response to each comment immediately follows the applicable comment. Except where indicated otherwise, references in the responses to page numbers are to pages of the Form S-4.

Questions and Answers about the Merger and the Special Meeting, page 1

1.

Please provide a graphic depiction of the organization of ICE and Black Knight prior to the business combination. Please also include a post-combination organizational chart that shows the percentage of voting power held by Black Knight’s current public shareholders that opt to receive stock consideration.

In response to the Staff’s comment, the disclosure has been revised on pages 7, 8 and 9 of Amendment No. 1.

2.

Please add a question and answer that addresses both the positive and negative factors that the board considered when determining to enter into the transaction agreement and its rationale for approving the transaction.

In response to the Staff’s comment, the disclosure has been revised on page 3 of Amendment No. 1.

SHEARMAN.COM
Shearman & Sterling LLP is a limited liability partnership organized in the United States under the laws of the state of Delaware, which laws limit the personal liability of partners.

July 22, 2022

What will I receive if the merger is completed?, page 3

3.	Please include disclosure here that the cash consideration will comprise 80% of the total value of the merger consideration and the stock consideration will comprise 20% of the merger consideration.

In response to the Staff’s comment, the disclosure has been revised on page 4 of Amendment No. 1.

Interests of Black Knight’s Directors and Executive Officers in the Merger, page 21

4.

Consistent with your disclosure on page 73 and elsewhere, please disclose here that the amount of the discretionary bonus Mr. Jabbour may receive in connection with the sale of Black Knight is $40 million. Please also quantify the aggregate amount that Black Knight’s executive officers may receive in connection to the merger.

In response to the Staff’s comment, the disclosure has been revised on pages 23 and 24 of Amendment No. 1.

Background of the Merger, page 53

5.

Please clarify whether any persons responsible for negotiating the agreements on behalf of Black Knight are accepting any position or remuneration from any party in connection with this transaction, including payments for managing the company following the acquisition. If a negotiator is accepting a position with the company, including as a director, please revise to address whether this was a negotiated item, who negotiated it, and discuss how terms were set.

In response to the Staff’s comment, the disclosure has been revised on page 59 of Amendment No. 1.

6.

We note the disclosure regarding a few different dates for meetings in April 2022, where it is discussed that the Black Knight board met and members of Black Knight management also attended. Please clarify who was present at each of those different meetings.

In response to the Staff’s comment, the disclosure has been revised on pages 58 and 59 of Amendment No. 1.

7.

We note the disclosure that after April 28, 2022, over the following days, the parties negotiated the final terms of the merger agreement. Please clarify who negotiated the final terms. Please also disclose which company initially proposed the total consideration and mix of consideration that was ultimately agreed upon.

In response to the Staff’s comment, the disclosure has been revised on page 59 of Amendment No. 1. ICE respectfully notes that the Form S-4 discloses on page 56 that ICE initially proposed the total consideration of $85 per share of Black Knight common stock on April 26, 2022.

Opinion of Black Knight’s Financial Advisor, page 61

8.

We note the financial analyses summarized regarding public trading multiples and transaction multiples. Please clarify the criteria the advisor used to select comparable companies or transactions. Please disclose if the advisor excluded any companies or transactions that met the selection criteria from the analyses and, if applicable, why those companies or transactions were excluded.

July 22, 2022

In response to the Staff’s comment, the disclosure has been revised on pages 66 and 68 of Amendment No. 1. ICE respectfully informs the Staff that J.P. Morgan has advised that no selected companies identified as meeting J.P. Morgan’s selection criteria were excluded from its financial analyses.

* * * * *

Please do not hesitate to contact the undersigned at (212) 848-4550, or my colleague Cody L. Wright at (212) 848-4152, with any questions or comments you may have.

Very truly yours,

/s/ Rory B. O’Halloran
Rory B. O’Halloran

Partner

cc:	Susan Block – Securities and Exchange Commission
Andrew J. Surdykowski – Intercontinental Exchange, Inc.
Cody L. Wright – Shearman & Sterling LLP
Catherine M. Clarkin – Sullivan & Cromwell LLP
Michael L. Gravelle – Black Knight, Inc.
Jacob A. Kling – Wachtell, Lipton, Rosen & Katz